UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Jared F. Sine

General Counsel

Match Group, Inc.

8750 North Central Expressway, Suite 1400

Dallas, TX 75231

Telephone: (214) 576-9352

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Gregory R. Blatt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,863,359

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,863,359

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,863,359

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 3.

13.	Percent of Class Represented by Amount in Row (11) 4.3% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)  Based on 64,411,385 shares of Common Stock outstanding on February 2, 2018 and assuming that the shares of Common Stock underlying 1,804,250 stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Introductory Note

Gregory R. Blatt (the “Reporting Person”) serves as the Vice Chairman of the Board of Directors of Match Group, Inc., a Delaware corporation (the “Company” or the “Issuer”).  The Report on Schedule 13D relating to the common stock, par value $0.001 per share, of the Company (“Common Stock”), initially filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on September 20, 2016 (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on May 2, 2017, is hereby further amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 2 to the Initial Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

In accordance with SEC Rule 13d-3, the ownership percentages for the Reporting Person set forth above do not take into account 209,919,402 shares of the Company’s Class B common stock, par value $0.001 per share (the “ Class B Common Stock “), outstanding, all of which are owned by the Company’s controlling stockholder, IAC/InterActiveCorp.  Each share of Class B Common Stock is convertible into Common Stock on a one-for-one basis.  Class B Common Stock is not publicly traded.  Except where applicable law requires a separate class vote, the Common Stock and the Class B Common Stock vote together as single class on all matters presented to stockholders for vote or approval, including the election of directors, with each share of Class B Common Stock having ten votes per share and each share of Common Stock having one vote per share.  The 2,863,359 shares of Common Stock beneficially owned by the Reporting Person as of March 2, 2018 represented less than 1% of the combined total voting power of the Company’s Common Stock and the Class B Common Stock as of such date.  Assuming the conversion of all outstanding shares of Class B Common Stock into Common Stock, as of March 2, 2018, the Reporting Person beneficially owned approximately 1.0% of the Company’s outstanding capital stock. All beneficial ownership percentages in this paragraph are based on 64,411,385 shares of Common Stock and 209,919,402 shares of Class B Common Stock outstanding, in each case, on February 2, 2018.

As set forth below, as a result of the transactions described herein, on March 2, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 2.  Identity and Background

The information set forth in Item 2(c) of the Initial Schedule 13D is hereby amended and restated as follows:

(c)                                             Principal Occupation or Employment: The Reporting Person has been a director of the Company since October 2015, Chairman of the Company from December 2013 to December 2017, Chairman and Chief Executive Officer of the Company from January 2016 to December 2017, and Vice Chairman of the Board of Directors of the Company since December 2017.  The Company’s principal business address is 8750 North Central Expressway, Suite 1400, Dallas, TX 75231.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:

As of March 2, 2018, the Reporting Person’s beneficial ownership of Common Stock is comprised of 1,059,109 shares of Common Stock and 1,804,250 options to purchase shares of Common Stock, all of which are presently exercisable and are governed by the Match Group, Inc. 2015 Stock and Annual Incentive Plan (the “2015 Plan”).

The shares of Common Stock were acquired upon the exercise of stock options, and all of the exercisable stock options were, granted in connection with the Reporting Person’s service as an officer of the Company. No additional consideration was paid by the Reporting Person in connection with the receipt of such stock options.

In addition to the 1,804,250 exercisable stock options described above, the Reporting Person also holds the following options to purchase Common Stock, all of which are governed by the 2015 Plan and none of which are presently exercisable nor scheduled to vest and become exercisable within 60 days of March 2, 2018:

•            stock options (right to purchase) with respect to 1,750,000 shares of Common Stock, which are scheduled to vest in two equal installments on November 18, 2018 and 2019, subject to continuous service through the vesting date.

The vesting of 875,000 of the 1,750,000 stock options (right to purchase) referred to immediately above was also subject to the satisfaction of a performance condition related to the price of the Company’s Common Stock, which condition had been satisfied as of the date of this Amendment.

In addition, the information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

Item 4.   Purpose of Transaction

The information contained in Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer

The information contained in Items 5(a) and (b) of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:

(a)                                            On March 2, 2018, the Reporting Person exercised options to acquire: (i) 1,505,605 shares of Common Stock with an exercise price of $13.97 per share. In connection with the foregoing stock option exercises, the Company withheld approximately: (x) 537,699 shares of Common Stock to cover the payment of the aggregate exercise price and (ii) 511,233 shares of Common Stock to cover the payment of the aggregate taxes due in connection with such exercises, with 37,985 of the withheld shares of Common Stock having a fair market value of $39.05 per share and 1,010,947 of the withheld shares of Common Stock having a fair market value of $39.12 per share. The Reporting Person sold 456,673 shares of Common Stock on March 2, 2018 in open market transactions at an average price of $39.71 per share.

After giving effect to these exercises and sales, the Reporting Person beneficially owns 2,863,359 shares of Common Stock of the Company, comprised of 1,059,109 shares of Common Stock and stock options (right to purchase) with respect to 1,804,250 shares of Common Stock, all of which are presently exercisable. The Reporting Person beneficially owns approximately 4.3% of the Common Stock of the Company, based on 64,411,385 shares of Company Common Stock outstanding on February 2, 2018 and assuming that the shares of Common Stock underlying 1,804,250 stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).  The Reporting Person also holds the stock options set forth in Item 3 of this Amendment.

(b)                                            The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all 1,059,109 shares of Common Stock referred to above. And upon the exercise of the 1,804,250 stock options that are presently exercisable, the Reporting Person will have the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 1,804,250 shares of Common Stock of the Company underlying the stock options.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this Statement is true, complete and correct.

/s/ Gregory R. Blatt
Dated: March 6, 2018	Gregory R. Blatt